VIA EDGAR

February 7, 2006

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Sonic Foundry, Inc.

Registration Statement on Form S-3

Filed on December 22, 2005

File No. 333-130612

Ladies and Gentlemen:

This letter responds to Mr. Mark P. Shuman’s letter of January 18, 2006 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the registration statement identified above (the “Registration Statement”). For your convenience, we have incorporated your letter into our response. Today, we filed Amendment No. 1 to the Registration Statement and are sending you three copies of the Registration Statement marked to show changes in response to the Staff’s comments via overnight courier.

Form S-3

Selling Stockholders, page 13

1.	Please concisely describe the transactions in which the selling stockholders received their shares. Such discussion should include, for each transaction, the date, the nature of the transaction such as manner in which the shareholders acquired the stock, the specific stockholders who received their shares in each transaction, and the specific exemption from registration claimed for that transaction as well as the facts to support that claimed exemption. The disclosure in the various footnotes needs to be included in a single, consolidated discussion of the transactions prior to the selling stockholder list.

In response to question 1, the Company added a detailed discussion of the transactions in which the stockholders received their shares on page 14 of the prospectus.

2.	Please confirm, if true, that there are no registered broker-dealers among the selling stockholders. Please also disclose whether there are any affiliates of registered broker-dealers among the selling stockholders and, if so, whether there were any agreements to resell these shares at the time they were acquired.

The Company inquired via email of each selling stockholder whether they were a registered broker-dealer or whether they were affiliated with any broker-dealer. In each instance, the selling stockholders confirmed, in writing, that they were not broker dealers or affiliates of broker dealers, except that Herb Simon indicated he was affiliated with registered broker – dealer Punk Ziegel & Co. Mr. Simon indicated he has not entered into any agreement to resell the 10,000 warrants in question, issued to him on April 8, 2004 as compensation for investor consulting services.

3.	Please identify the natural persons who exercise voting and/or dispositive powers over the securities offered by the TechPar Group and by Twentieth Century Market, Inc., See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

• Page 2	February 16, 2006

The Company inquired via email of both TechPar Group and Twentieth Century Market, Inc. regarding the persons who exercise voting and/or dispositive powers over the securities offered by them and amended footnotes 5 and 11 to the selling stockholder table with their response.

Plan of Distribution, page 15

4.	We note that the selling stockholders may use the shares registered herewith to settle short accounts. Please confirm that they are aware of Corporation Finance Telephone Interpretation A.65. In your response letter, describe the steps the issuer and each of the selling security holders have taken to ensure compliance with Regulation M. See paragraph (b)(7) of Rule 461.

The Company inquired of each selling stockholder, asking them to confirm that they had not sold, and would not sell, any shares short against the box intending to cover the shares with registered shares after the effective date of the registration statement, as would be prohibited by Corporation Finance Telephone Interpretation A.65. In each instance, the selling stockholder confirmed that they had not sold, and would not sell, shares short against the box with such intention.

Signatures

5.	Please have the Principal Accounting Officer or the Controller sign the Form S-3, as required by Instruction 1 to the Signatures. In this regard, we note that this individual is also required to sign all reports filed pursuant to the Securities Exchange Act of 1934. If a person already signing the document functions as the Principal Accounting Officer or Controller, Please designate that person as such. Please see, for example, General Instruction D92)(a) to Form 10-K.

The Company amended the registration statement to indicate that the Chief Financial Officer and Secretary of the Company, Kenneth A. Minor, is also the Chief Accounting Officer.

If you have any questions regarding the foregoing, please direct them to the undersigned at the address and phone number set forth above.

Sincerely,

Kenneth A. Minor

Chief Financial Officer

cc:  James Stern, Esq.